284 KARORI RD,	Incorporated in Yukon, Canada
PO Box 17-258	64 4 4762 780 Ph
Karori, Wellington	64 4 4760 120 FX
New Zealand

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

By Fax: 001-202-772-9368

Attention: Ms. April Sifford, Branch Chief

27 September, 2005

Re:	Austral Pacific Energy Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed July 15, 2005
File No. 001-13803

Dear Ms. Sifford:

I refer to your letter of September 23, 2005.

Our response of September 19, 2005 together with this correspondence has now been submitted to EDGAR. We apologise for not attending to this previously.

Thank you for your comment addressing our question in respect to Item 11 of Form 20-F. We confirm that in future we will include quantitative and qualitative disclosures for any material market risk exposures that the Company identifies in respect of holdings it may have in such financial instruments as are described in your letter or in Item 11 of Form 20-F.

Yours faithfully

“B N McGregor”

B N McGregor
Chief Financial Officer